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                 SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                          ----------------
                    ISSUER TENDER OFFER STATEMENT
    (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                          AMENDMENT NO. 3

                    SUMMIT PETROLEUM CORPORATION
                    ----------------------------
                          (Name of Issuer)

                       MRI ACQUISITION CORP.
                       MIDLAND RESOURCES, INC.

                         DEAS H. WARLEY III
                 ----------------------------------
                 (Name of Persons filing Statement)

                    COMMON STOCK, $.01 PAR VALUE
                   ------------------------------
                   (Title of Class of Securities)

                              866228 307
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                (CUSIP Number of Class of Securities)

                   Deas H. Warley III, President
                       MRI Acquisition Corp.
              16701 Greenspoint Park Drive, Suite 200
                        Houston, Texas 77060
                            713-873-4828
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     (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person Filing Statement)

                               Copy:
                        Wayne M. Whitaker
Michener, Larimore, Swindle, Whitaker, Flowers, Sawyer, Reynolds & Chalk, L.L.P.
                       301 Commerce Street
                    3500 City Center Tower II
                     Fort Worth, Texas 76102
                           817-878-0530
                           ------------

  Date tender offer first published,
  sent or given to security holders:                          July 18, 1996

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Total number of pages  2

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Midland Resources, Inc.  ("MRI") and its wholly owned subsidiary MRI
Acquisition, Corp.("MRIAcq.") conducted a cash tender offer for all of the Common Stock of Summit Petroleum Corporation ("Summit") and in connection therewith have filed a Schedule 14D-1 dated July 18, 1996, as amended through Amendment No. 3 dated September 30, 1996. Deas H. Warley III, for the reasons set forth in the above referenced Schedule 14D-1, has also filed as a co-bidder on the Schedule 14D-1, as amended. MRI, MRIAcq. and Mr. Warley may be deemed affiliates of Summit and therefor also filed a Schedule 13E-3 dated July 18, 1996, as amended through Amendment No. 3 dated September 30, 1996. Deas H. Warley III, for the reasons set forth in the above referenced
Schedule 14D-1 is also filing as an affiliate of Summit on this Amendment No. 3 to Schedule 13E-4. MRI, MRIAcq. and Mr. Warley because they may be deemed affiliates of Summit may be required to file this Schedule 13E-4.

The tender offer by MRIAcq. and MRI to purchase all outstanding shares of common stock, par value $.01 per share of Summit ("Shares") at a purchase price of $0.70 per Share, terminated without extension on September 18, 1996. As a result of the tender offer MRIAcq. acquired 1,956,552 Shares (81.5% of the outstanding Shares)and all options to acquire Shares were canceled. All of the officers and directors of the Company tendered pursuant to the terms of the offer all Shares they owned directly and beneficially.

                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        MRI ACQUISITION CORP.

September 30, 1996                      Deas H. Warley III, President
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Date                                    Signature, Name and Title

                                        MIDLAND RESOURCES, INC.

September 30, 1996                      Deas H. Warley III, President
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Date                                    Signature, Name and Title

September 30, 1996                      Deas H. Warley III
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Date                                    DEAS H. WARLEY III